April 20, 2005



Mr. Donald W. Jewell
Chief Executive Officer
Sport-Haley, Inc.
4600 East 48th Ave
Denver, CO 80216-3215

RE:	Forms 10-K and 10-K/A for the fiscal year ended June 30, 2004
      File No. 33-74876-D

Dear Mr. Jewell,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief